January 5, 2011

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OriginOil, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-K for the Fiscal Year Ended June 30, 2010 File No. 333-147980

Dear Mr. O’Brien:

On behalf of our client, OriginOil, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 3, 2010 (the “Comment Letter”) with respect to the above-referenced reports.  In order to facilitate your review, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.

Form 10-K for the Fiscal Year Ended December 31, 2009 General

1. As previously requested in our letter dated October 27, 2010, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in its filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A statement from the Company’s Chief Executive Officer is submitted as an exhibit to this response letter.

Item 1 Description of Business, page 1 Overview of Business, page 1

2.   We note your response to comment eight in our letter dated October 27, 2010. Your response does not adequately address the comment. As previously requested, please provide us with your basis for your claim that your technology and process can transform algae into oil in a matter of days.

This is not unique to OriginOil’s technology and process.  Algae are fast growing and each oil-producing algae cell can mature in just hours.  Algae are oil-rich and contain as much as 60% of its dry weight in oil.  Algae typically protect their oil behind a tough cell wall and the challenge is to harvest the oil.  With our technology and other technologies, oil can be extracted in a matter of days from algae cells.

Benefits of Algae Oil Production, page 5

A Complete Solution to Produce a New Oil, page-5

3.   We note your response to comment 10 in our letter dated October 27, 2010. Please confirm that you will revise your disclosure in future filings to remove any suggestion that you currently have a complete and validated industrial process unless and until you have in fact accomplished this goal.

In future filings, the Company will remove any suggestion that it currently has a complete and validated industrial process unless and until it has in fact accomplished this goal.

Item 7. Management's Discussion and Analysis of Financial Condition, page 12

4.   We note your response to comment 15 in our letter dated October 27, 2010. In future filings, please include a discussion and a timeline of the milestones you must achieve before you are able to generate revenues from licensing your technology. Please provide a detailed analysis of the costs of each step and how you intend to finance these costs.

In future filings, the Company will include a discussion and a timeline of the milestones it must achieve before it is able to generate revenues from licensing its technology. The Company will provide a detailed analysis of the costs of each step and how it intends to finance these costs.

Item 9A(T). Controls and Procedures, page 14

5.   We note your response to comments 17 and 25 in our letter dated October 27, 2010. Please tell us when you plan to file the required amendment to your annual report on Form 10-K for your fiscal year ended December 31, 2009. To date, you do not appear to have filed the amendment.

The Company will promptly file the amendments after the filing of this letter.

Item 11. Executive Compensation, page 16

6.   We note your response to comment 21 in our letter dated October 27, 2010. As previously requested, please describe the process you undertook to reach the conclusion that disclosure in response to Item 402(s) of Regulation S-K is not necessary.

Independent members of the Company’s board of directors, acting as a compensation committee, reviewed the compensation policies and practices relating to the compensation provided to the Company’s employees to determine whether such policies and practices are reasonably likely to have a material adverse effect on the Company.  Based on such review, the Company determined that any risks associated with the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.  In reaching that conclusion, the directors considered, among other factors, that the Company’s salary and annual bonus compensation, the two primary methods of compensation provided to the Company’s employees, were appropriately mitigated because salary levels and bonuses are generally discretionary in nature and considered on an annual basis.  In addition, the Company considered the overall level of its pay practices, including its incentive compensation awards and practices, in making this determination.

Form 10-Q for the Quarterly Period Ended June 30. 2010

Item 2. Management's Discussion and Analysis or Plan of Operation. page 9 Recent Developments, page 14

7.   We note your response to comment 26 in our letter dated October 27, 2010. Please provide us with an expanded analysis as to why you believe your arrangements with MBD Energy Limited do not constitute a material contract for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note that you appear to be relying on MBD Energy Limited to help you validate your technology, which appears to be a precondition to you being able to license your technology on a commercial basis. Your analysis should address both the quantitative and qualitative aspects of materiality.

The Company does not believe that the agreement with MBD Energy Limited is a material definitive agreement not made in the ordinary course of business.

The contract is not material to the Company’s  income statement. The first research phase, totaling $108,000, is to be supplied on a one-year lease-to-own basis. The $108,000 is not material when compared to the Company’s operating expenses:

Revenue to be generated by contract:	$108,000	= 3.8%
Operating expenses	$2,836,671
(for the period ended September 30, 2010).

This is only using operating expenses through September 30, 2010.  Revenues of 3.8% of operating expenses are not material to the income statement.

Form 10-Q for the Quarterly Period Ended September 30, 2010 Item 6. Exhibits, page 16

8.   We note your response to comment 27 in our letter dated October 27, 2010. As previously requested, in future filings, please file your certifications as exactly set forth in Item 601 (b)(3 1)(i) of Regulation S-K, without modifying the language set forth in paragraph 4(a).

The Company will file its certifications as exactly set forth in Item 601 (b)(3 1)(i) of Regulation S-K without modifying the language set forth in paragraph 4(a).

Sincerely,

/s/ Peter DiChiara

Peter DiChiara

January 5, 2011

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OriginOil, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-K for the Fiscal Year Ended June 30, 2010 File No. 333-147980

Dear Mr. O’Brien:

In connection with the response to  the comments of the Staff (the “Staff”) as set forth in its letter dated December 3, 2010 (the “Comment Letter”) relating to with respect to the above-referenced reports, OriginOil, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OriginOil, Inc.

/s/ T. Riggs Eckelberry
T Riggs Eckelberry
Chief Executive Officer